Dreyfus Pennsylvania Municipal Money Market Fund

SEMIANNUAL REPORT May 31, 2008





BNY MELLON
ASSET MANAGEMENT

Dreyfus

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Pennsylvania Municipal Money Market Fund, covering the six-month period from December 1, 2007, through May 31, 2008.

Although the U.S. economy has teetered on the brink of recession and the financial markets have encountered heightened volatility in an ongoing credit crisis, we recently have seen signs of potential improvement. The Federal Reserve Board's aggressive easing of monetary policy and innovative measures to inject liquidity into the banking system appear to have reassured many investors and economists. At Dreyfus, we believe that the current economic downturn is likely to be relatively brief by historical standards, but the ensuing recovery may be gradual and prolonged as financial deleveraging and housing price deflation continue to weigh on economic activity.

The Fed has aggressively reduced the overnight rate by 250 basis points — to 2% as of this reporting period — which has resulted in lower yields for virtually all true money market instruments. In addition, volatility in the stock and bond markets also has allowed the money markets to maintain record levels of demand, since money market funds are obligated under strict regulations to seek preservation of capital as their main function. Your financial advisor can help you assess current risks and your need for liquidity and take advantage of potential opportunities in other asset classes given your individual needs and financial goals.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
June 16, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of December 1, 2007, through May 31, 2008, as provided by Bill Vasiliou, Portfolio Manager

Fund and Market Performance Overview

For the six-month period ended May 31, 2008, Dreyfus Pennsylvania Municipal Money Market Fund produced an annualized yield of 2.23%. Taking into account the effects of compounding, the fund also produced an annualized effective yield of 2.26%.[1]

Yields of tax-exempt money market instruments declined along with short-term interest rates as the Federal Reserve Board (the "Fed") attempted to stimulate economic growth and address a credit crisis. Supply-and-demand factors also influenced tax-exempt money market yields.

The Fund's Investment Approach

The fund seeks as high a level of current income exempt from federal and Pennsylvania state income taxes as is consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal, the fund normally invests substantially all of its assets in short-term, high-quality municipal obligations that provide income exempt from federal and Pennsylvania state personal income taxes. The fund also may invest in high-quality, short-term structured notes, which are derivative instruments whose value is tied to underlying municipal obligations.

In pursuing the fund's investment approach, we normally employ two primary strategies. First, we attempt to add value by constructing a portfolio of high-quality, municipal money market instruments that provide income exempt from federal and Pennsylvania state personal income taxes. Second, we actively manage the fund's weighted average maturity based on our anticipation of interest-rate trends and supply-and-demand changes in Pennsylvania's short-term municipal marketplace while anticipating the liquidity needs of the fund.

For example, if we expect an increase in short-term supply, we may reduce the fund's weighted average maturity, which should better position the fund to purchase new securities with higher yields, if higher yields materialize. Yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities are generally issued with maturities in the one-year range and tend to lengthen the fund's weighted average maturity if purchased. If we anticipate limited new-issue supply, we may extend the fund's weighted average maturity to maintain prevailing yields for as long as we deem appropriate. At other times, we typically try to maintain a weighted average maturity that reflects our view of short-term interest-rate trends, liquidity needs and future supply-and-demand projections.

Economic and Credit Woes Dampened Investor Sentiment

Economic conditions deteriorated over the reporting period as U.S. housing markets struggled and food and energy costs soared. Moreover, a credit crisis in the sub-prime mortgage market spread to other asset classes, and investors flocked to the relative safety of U.S. Treasury securities and money market funds, sparking price dislocations in longer-term fixed-income markets.

By the start of the reporting period, the Fed already had attempted to address these issues by implementing two cuts in the federal funds rate, which drove the overnight rate from 5.25% to 4.50%. However, news of massive sub-prime related losses by major financial institutions led to renewed market turbulence, and the Fed responded with another rate cut in December.

Additional evidence of economic weakness accumulated in 2008, including the first monthly job losses in more than four years. The Fed took aggressive action in late January, easing the federal funds rate by 125 basis points in two moves. Additional reductions in March and April left the federal funds rate at 2% by the reporting period's end.

Assets Flowed into Tax-Exempt Money Market Funds

Although tax-exempt money market yields declined along with short-term interest rates, a record level of assets flowed into municipal money

market funds from risk-averse investors. Early in the reporting period, rising demand was met with ample supply of short-term variable-rate demand notes and tender option bonds, driving tax-exempt money market yields higher, at times, than yields of longer-dated municipal notes. However, unrelenting investor demand later began to overwhelm supply, putting downward pressure on short-term yields.

Meanwhile, Pennsylvania's fiscal condition has remained sound, but the housing slump and rising health care costs for elderly residents may put pressure on future state budgets. Still, manageable debt levels and the state's track record of strong financial management should help it meet these challenges.

Maintaining a Conservative Investment Posture

We generally have maintained a cautious investment approach, as always, investing exclusively in instruments approved after extensive research by our credit analysts. In addition, we set the fund's weighted average maturity in a range that was modestly longer than industry averages in an effort to capture higher yields while interest rates fell, and we staggered the maturities of the fund's holdings to cushion market volatility and guard against unexpected changes in interest rates.

Although the U.S. economy has remained weak, we believe that the Fed is likely to refrain from further rate cuts for a while due to mounting inflationary pressures. Therefore, we currently intend to maintain the fund's conservative credit posture. In addition, we intend to maintain the fund's laddered strategy and longer weighted average maturity until we see evidence that the Fed is ready to alter monetary policy one way or the other.

June 16, 2008

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-Pennsylvania residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Pennsylvania Municipal Money Market Fund from December 1, 2007 to May 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended May 31, 2008

Expenses paid per $1,000†	$ 2.92
Ending value (after expenses)	$1,011.30

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended May 31, 2008

Expenses paid per $1,000†	$ 2.93
Ending value (after expenses)	$1,022.10

† *Expenses are equal to the fund's annualized expense ratio of .58%, multiplied by the average account value over the period, multiplied by 183/366 (to reflect the one-half year period).*

May 31, 2008 (Unaudited)

Short-Term Investments—101.1%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Allegheny County Hospital Development Authority, Health Care Revenue (Dialysis Clinic, Inc. Project) (LOC; SunTrust Bank)	1.60	6/7/08	1,500,000 [a]	1,500,000
Allegheny County Hospital Development Authority, Health Center Revenue (Presbyterian-University Health System, Inc.) (Insured; MBIA, Inc.)	1.70	6/7/08	900,000 [a]	900,000
Allegheny County Hospital Development Authority, Health Center Revenue (Presbyterian-University Health System, Inc.) (Insured; MBIA, Inc. and Liquidity Facility; JPMorgan Chase Bank)	1.70	6/7/08	3,000,000 [a]	3,000,000
Allegheny County Hospital Development Authority, Revenue (Puttters Program) (University of Pittsburgh Medical Center) (Liquidity Facility; JPMorgan Chase Bank and LOC; JPMorgan Chase Bank)	1.67	6/7/08	4,000,000 [a,b]	4,000,000
Allegheny County Hospital Development Authority, Revenue (UPMC Senior Communities, Inc.) (Liquidity Facility; FNMA and LOC; FNMA)	1.62	6/7/08	500,000 [a]	500,000
Allegheny County Industrial Development Authority, Residential Rental Development Revenue (Karrington of South Hills Assisted Living Facility Project) (LOC; Wachovia Bank)	1.70	6/7/08	1,035,000 [a]	1,035,000
BB&T Municipal Trust (Pennsylvania, GO) (Liquidity Facility; Branch Banking and Trust Co.)	1.64	6/7/08	5,100,000 [a,b]	5,100,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Berks County Industrial Development Authority, Manufacturing Facilities Revenue (The Bachman Company Project) (LOC; PNC Bank NA)	1.70	6/7/08	515,000 [a]	515,000
Berks County Industrial Development Authority, Revenue (Beacon Container Corporation Project) (LOC; Wachovia Bank)	1.75	6/7/08	500,000 [a]	500,000
Berks County Industrial Development Authority, Revenue (Visiting Nurse Association of Pottstown and Vicinity Project) (LOC; Wachovia Bank)	1.70	6/7/08	680,000 [a]	680,000
Berks County Industrial Development Authority, Student Housing Revenue (CHF-Kutztown, LLC Project Servicing Kutztown University of Pennsylvania) (LOC; Citibank NA)	1.65	6/7/08	600,000 [a]	600,000
Berks County Municipal Authority, Revenue (Phoebe-Devitt Homes Obligated Group Project) (LOC; Banco Santander)	1.60	6/7/08	10,325,000 [a]	10,325,000
Blair County Hospital Authority, HR (Altoona Hospital Project) (Insured; AMBAC)	4.70	7/1/08	1,500,000	1,501,438
Blair County Industrial Development Authority, Revenue (Hollidaysburg Area YMCA Project) (LOC; Citizens Bank of Pennsylvania)	1.66	6/7/08	5,000,000 [a]	5,000,000
Blair County Industrial Development Authority, Revenue (NPC, Inc. Project) (LOC; PNC Bank NA)	1.75	6/7/08	4,525,000 [a]	4,525,000
Bradford County Industrial Development Authority, EDR (Towanda Printing Company Project) (LOC; PNC Bank NA)	1.75	6/7/08	2,385,000 [a]	2,385,000
Bradford County Industrial Development Authority, Revenue (State Aggregates Inc. Project) (LOC; M&T Bank)	1.82	6/7/08	2,455,000 [a]	2,455,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Bucks County Industrial Development Authority, IDR (Dunmore Corporation Project) (LOC; Wachovia Bank)	1.80	6/7/08	1,320,000 [a]	1,320,000
Bucks County Industrial Development Authority, Revenue (L&L Properties, L.P. Project) (LOC; Wilmington Trust Company)	1.85	6/7/08	2,555,000 [a]	2,555,000
Bucks County Industrial Development Authority, Revenue (LTL Color Compounders, Inc. Project) (LOC; Wilmington Trust Company)	1.85	6/7/08	1,085,000 [a]	1,085,000
Bucks County Water and Sewer Authority, Neshaminy Interceptor Sewer System Sewer Revenue (Insured; AMBAC)	4.00	6/1/08	500,000	500,000
Butler County Industrial Development Authority, EDR (Armco Inc. Project) (LOC; Fifth Third Bank)	1.70	6/7/08	600,000 [a]	600,000
Butler County Industrial Development Authority, EDR (Butler County Family YMCA Project) (LOC; National City Bank)	1.98	6/7/08	6,405,000 [a]	6,405,000
Canon-McMillan School District, GO Notes, Refunding (Insured; FSA)	2.00	12/1/08	760,000	760,929
Central Bucks School District, GO Notes, Refunding	3.50	5/15/09	2,895,000	2,944,864
Chester County, Revenue (LOC; PNC Bank NA)	1.67	6/7/08	1,900,000 [a]	1,900,000
Chester County Health and Education Facilities Authority, Revenue (Jenner's Pond Project) (LOC; Citizens Bank of Pennsylvania)	1.60	6/7/08	600,000 [a]	600,000
Chester County Industrial Development Authority, Revenue (Delaware Valley Friends School Project) (LOC; Wachovia Bank)	1.65	6/7/08	805,000 [a]	805,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Chester County Industrial Development Authority, Revenue (Malvern Preparatory School Project) (LOC; Citizens Bank of Pennsylvania)	1.65	6/7/08	3,180,000 [a]	3,180,000
Chester County Industrial Development Authority, Revenue (YMCA of the Brandywine Valley Project) (LOC; Fulton Bank)	1.68	6/7/08	7,500,000 [a]	7,500,000
Clarion Limestone Area School District, GO Notes, TRAN	4.75	6/30/08	667,000	667,354
College Township Industrial Development Authority, IDR, Refunding (Ball Corporation Project) (LOC; JPMorgan Chase Bank)	2.30	6/7/08	2,000,000 [a]	2,000,000
Cumberland County Industrial Development Authority, Revenue (Lawrence Schiff Silk Mills, Inc. Project) (LOC; Wachovia Bank)	1.75	6/7/08	590,000 [a]	590,000
Cumberland County Municipal Authority, Revenue (Messiah Village Project) (LOC; Citizens Bank of Pennsylvania)	1.63	6/7/08	2,395,000 [a]	2,395,000
Delaware County Industrial Development Authority, EIR, Refunding (Sunoco, Inc. (R&M)) (LOC; Bank of America)	1.60	6/7/08	1,200,000 [a]	1,200,000
Delaware County Industrial Development Authority, Revenue (Academy of Notre Dame de Namur) (LOC; Citizens Bank of Pennsylvania)	1.63	6/7/08	2,810,000 [a]	2,810,000
Delaware County Industrial Development Authority, Revenue (Astra Foods, Inc. Project) (LOC; Wachovia Bank)	1.75	6/7/08	4,000,000 [a]	4,000,000
Delaware County Industrial Development Authority, Revenue (Melmark Inc. Project) (LOC; Commerce Bank)	1.62	6/7/08	1,900,000 [a]	1,900,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Derry Township School District, GO Notes	3.00	9/1/08	2,005,000 c	2,009,792
East Hempfield Township Industrial Development Authority, IDR (The Mennonite Home Project) (LOC; M&T Bank)	1.67	6/7/08	2,200,000 a	2,200,000
East Hempfield Township Industrial Development Authority, Revenue (BGT Realty Project) (LOC; Fulton Bank)	1.77	6/7/08	2,750,000 a	2,750,000
East Hempfield Township Industrial Development Authority, Revenue (Student Lodging Inc. Project) (LOC; Fulton Bank)	1.72	6/7/08	4,000,000 a	4,000,000
Elizabethtown Industrial Development Authority, College Revenue (Elizabethtown College Project) (LOC; Fulton Bank)	1.72	6/7/08	5,685,000 a	5,685,000
Erie County Hospital Authority, Revenue (Union City Memorial Hospital Project) (LOC; M&T Bank)	1.69	6/7/08	1,700,000 a	1,700,000
Exeter Township, GO Notes (Insured; AMBAC)	4.75	7/15/08	785,000	786,577
Franklin County Industrial Development Authority, Revenue (James and Donna Martin Project) (LOC; Wachovia Bank)	1.75	6/7/08	1,000,000 a	1,000,000
Franklin County Industrial Development Authority, Revenue (Loudon Industries Inc. Project) (LOC; M&T Bank)	1.82	6/7/08	1,300,000 a	1,300,000
Hampden Industrial Development Authority, Revenue (Pennsylvania Pipe, Inc. Project) (LOC; Wachovia Bank)	1.75	6/7/08	920,000 a	920,000
Harrisburg Authority, Revenue (Haverford Township School District Project) (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	1.67	6/7/08	2,190,000 a	2,190,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Hatfield Township Industrial Development Authority, Revenue (H & N Packaging, Inc. Project) (LOC; Eurohypo AG)	1.75	6/7/08	1,715,000 [a]	1,715,000
Hempfield School District, GO Notes	3.00	10/15/08	2,000,000	2,003,637
Horizon Hospital System Authority, Senior Health and Housing Facilities Revenue (Saint Paul Homes Project) (LOC; M&T Bank)	1.67	6/7/08	2,000,000 [a]	2,000,000
Lancaster County Hospital Authority, Health Center Revenue (Luthercare Project) (LOC; M&T Bank)	1.62	6/7/08	565,000 [a]	565,000
Lancaster County Hospital Authority, HR (The Lancaster General Hospital Project) (Insured; AMBAC)	4.75	7/1/08	2,425,000	2,426,991
Lancaster County Solid Waste Management Authority, Resource Recovery System Revenue (Insured; AMBAC)	5.25	12/15/08	1,000,000	1,009,281
Lancaster Industrial Development Authority, Revenue (Boose Aluminum Foundry Project) (LOC; Fulton Bank)	1.77	6/7/08	2,770,000 [a]	2,770,000
Lancaster Industrial Development Authority, Revenue (Boose Properties, LP Project) (LOC; Fulton Bank)	1.77	6/7/08	2,055,000 [a]	2,055,000
Lancaster Industrial Development Authority, Revenue (Ensco Limited Project) (LOC; M&T Bank)	1.82	6/7/08	280,000 [a]	280,000
Lancaster Industrial Development Authority, Revenue (Farm and Home Foundation of Lancaster County Project) (LOC; Fulton Bank)	1.72	6/7/08	2,490,000 [a]	2,490,000
Lancaster Industrial Development Authority, Revenue (RIS Paper Company Project) (LOC; PNC Bank NA)	1.75	6/7/08	200,000 [a]	200,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Lancaster Industrial Development Authority, Revenue (Snavely's Mill, Inc. Project) (LOC; Fulton Bank)	1.82	6/7/08	1,935,000 [a]	1,935,000
Lancaster Municipal Authority, Revenue (Ephrata Community Hospital Project) (LOC; Fulton Bank)	1.73	6/7/08	2,500,000 [a]	2,500,000
Lehigh County Industrial Development Authority, Revenue (Impress Industries Inc. Project) (LOC; Wachovia Bank)	1.75	6/7/08	1,190,000 [a]	1,190,000
Manheim Township School District, GO (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	1.62	6/7/08	1,400,000 [a]	1,400,000
Montgomery County Industrial Development Authority, Revenue (Big Little Associates Project) (LOC; Wachovia Bank)	1.75	6/7/08	545,000 [a]	545,000
Montgomery County Industrial Development Authority, Revenue (Fountain of Life Christian Academy Project) (LOC; JP Morgan Chase Bank)	1.68	6/7/08	3,225,000 [a]	3,225,000
Montgomery County Industrial Development Authority, Revenue (Girl Scouts of Southeastern Pennsylvania Project) (LOC; Wachovia Bank)	1.70	6/7/08	600,000 [a]	600,000
Montgomery County Industrial Development Authority, Revenue (Northwestern Human Services, Inc. Project) (LOC; Commerce Bank)	1.79	6/7/08	12,960,000 [a]	12,960,000
Montgomery County Industrial Development Authority, RRR, Refunding (Montenay Montgomery County Project) (Insured; MBIA, Inc.)	5.00	11/1/08	4,000,000	4,029,875
New Castle Area Hospital Authority, HR (Jameson Memorial Hospital) (Insured; FSA and Liquidity Facility; PNC Bank NA)	1.65	6/7/08	1,000,000 [a]	1,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Castle Area Hospital Authority, HR (Jameson Memorial Hospital) (Insured; MBIA, Inc.)	5.50	7/1/08	1,605,000	1,608,107
North Coventry Township, GO Notes (Insured; FSA)	3.50	11/15/08	400,000	400,888
North Wales Water Authority, Rural Water Projects Revenue Notes	2.05	10/1/08	5,000,000	5,000,000
Northampton County General Purpose Authority, Revenue (Lafayette College)	3.35	12/1/08	1,000,000	1,000,000
Northampton County Industrial Development Authority, IDR (Dorst America Project) (LOC; Bank of America)	1.70	6/7/08	840,000 [a]	840,000
Northampton County Industrial Development Authority, IDR (S&L Plastics, Inc. Project) (LOC; Bank of America)	1.81	6/7/08	2,450,000 [a]	2,450,000
Northampton County Industrial Development Authority, Revenue (Bardot Plastics Inc. Project) (LOC; Wachovia Bank)	1.90	6/7/08	390,000 [a]	390,000
Northampton County Industrial Development Authority, Revenue (Moravian College Housing Project) (LOC; Fulton Bank)	1.72	6/7/08	5,000,000 [a]	5,000,000
Northampton County Industrial Development Authority, Revenue (Reale Associated Project) (LOC; Wachovia Bank)	1.75	6/7/08	990,000 [a]	990,000
Northumberland County Industrial Development Authority, Revenue (Drug Plastics and Glass Company Project) (LOC; Wachovia Bank)	1.75	6/7/08	1,730,000 [a]	1,730,000
Northumberland County Industrial Development Authority, Revenue (Drug Plastics and Glass Company Project) (LOC; Wachovia Bank)	1.75	6/7/08	605,000 [a]	605,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania, GO Notes	5.00	8/1/08	750,000 [d]	761,070
Pennsylvania, GO Notes	5.25	10/1/08	585,000	588,226
Pennsylvania, GO Notes	5.00	10/15/08	800,000	805,826
Pennsylvania, GO Notes	5.75	1/15/09	300,000	306,821
Pennsylvania, GO Notes (Insured; FGIC)	5.00	7/1/08	550,000	550,695
Pennsylvania, GO Notes, Refunding	4.75	9/1/08	2,325,000	2,340,910
Pennsylvania, GO Notes, Refunding	5.25	2/1/09	580,000	592,429
Pennsylvania, GO Notes, Refunding (Insured; FGIC)	5.00	10/1/08	1,000,000	1,006,512
Pennsylvania Economic Development Financing Authority, EDR (CTP Carrera, Inc. Project) (LOC; PNC Bank NA)	1.70	6/7/08	900,000 [a]	900,000
Pennsylvania Economic Development Financing Authority, EDR (Delweld Industries Project) (LOC; PNC Bank NA)	1.70	6/7/08	1,300,000 [a]	1,300,000
Pennsylvania Economic Development Financing Authority, EDR (Pittsburgh Flexicore Company, Inc. Project) (LOC; PNC Bank NA)	1.70	6/7/08	1,050,000 [a]	1,050,000
Pennsylvania Economic Development Financing Authority, EDR (Plastikos Realty Project) (LOC; PNC Bank NA)	1.75	6/7/08	700,000 [a]	700,000
Pennsylvania Economic Development Financing Authority, EDR (PMF Industries, Inc. Project) (LOC; PNC Bank NA)	1.70	6/7/08	800,000 [a]	800,000
Pennsylvania Economic Development Financing Authority, EDR (Siem Tool Company/PRJP Partnership Project) (LOC; PNC Bank NA)	1.70	6/7/08	1,210,000 [a]	1,210,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania Economic Development Financing Authority, Revenue (Conestoga Wood Specialties Corporation Project) (LOC; Wachovia Bank)	1.75	6/7/08	800,000 [a]	800,000
Pennsylvania Economic Development Financing Authority, Revenue (Material Technology and Logistics, Inc. Project) (LOC; Wachovia Bank)	1.75	6/7/08	830,000 [a]	830,000
Pennsylvania Higher Education Assistance Agency, Student Loan Revenue (Insured; AMBAC and Liquidity Facility; Morgan Stanley Bank)	4.25	6/7/08	10,000,000 [a]	10,000,000
Pennsylvania Higher Educational Facilities Authority, Health System Revenue (University of Pennsylvania)	5.00	8/15/08	4,520,000	4,536,782
Pennsylvania Higher Educational Facilities Authority, Revenue (Foundation for Indiana University of Pennsylvania Student Housing Project at Indiana University of Pennsylvania) (LOC; Citizens Bank of Pennsylvania)	1.55	6/7/08	9,000,000 [a]	9,000,000
Pennsylvania Higher Educational Facilities Authority, Revenue (State System of Higher Education) (Insured; MBIA, Inc. and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	2.65	6/7/08	5,625,000 [a]	5,625,000
Pennsylvania Higher Educational Facilities Authority, Revenue (The Trustees of the University of Pennsylvania)	1.70	3/17/09	6,030,000	6,030,000
Pennsylvania Higher Educational Facilities Authority, Revenue, Refunding (State System of Higher Education)	3.25	6/15/09	1,595,000	1,611,217
Pennsylvania Housing Finance Agency, SFMR	3.75	10/1/08	360,000	360,584

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania Housing Finance Agency, SFMR	2.15	3/27/09	3,260,000	3,260,000
Pennsylvania Housing Finance Agency, SFMR	2.35	3/27/09	2,700,000	2,700,000
Pennsylvania Housing Finance Agency, SFMR (Liquidity Facility; DEPFA Bank PLC)	1.70	6/7/08	1,000,000 a	1,000,000
Pennsylvania State University, GO (Putters Program) (Liquidity Facility; JPMorgan Chase Bank)	1.67	6/7/08	4,330,000 a,b	4,330,000
Pennsylvania State University, Revenue, Refunding	4.00	3/1/09	250,000	253,316
Pennsylvania Turnpike Commission, Registration Fee Revenue, Refunding (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank)	1.60	6/7/08	675,000 a	675,000
Philadelphia, Gas Works Revenue (Insured; FSA)	5.25	7/1/08	1,000,000	1,001,760
Philadelphia, Gas Works Revenue (Insured; FSA)	5.25	8/1/08	2,465,000	2,471,113
Philadelphia, Multi-Modal GO, Refunding (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	1.62	6/7/08	3,000,000 a	3,000,000
Philadelphia, Water and Wastewater Revenue (Insured; MBIA, Inc.)	6.25	8/1/08	800,000	803,872
Philadelphia Authority for Industrial Development, IDR (I Rice Associates LP Project) (LOC; Wachovia Bank)	1.75	6/7/08	520,000 a	520,000
Philadelphia Authority for Industrial Development, Revenue (Friends Select School Project) (LOC; PNC Bank NA)	1.65	6/7/08	1,000,000 a	1,000,000
Philadelphia Authority for Industrial Development, Revenue (Girard Estate Aramark Tower Acquisition Project) (LOC; JPMorgan Chase Bank)	1.55	6/7/08	500,000 a	500,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Philadelphia Authority for Industrial Development, Revenue (Lannett Company) (LOC; Wachovia Bank)	1.75	6/7/08	130,000 [a]	130,000
Philadelphia Authority for Industrial Development, Revenue (National Board of Medical Examiners Project) (Insured; MBIA, Inc. and Liquidity Facility; JPMorgan Chase Bank)	1.90	6/7/08	8,800,000 [a]	8,800,000
Philadelphia Hospitals and Higher Education Facilities Authority, Revenue (The Philadelphia School) (LOC; Wachovia Bank)	1.65	6/7/08	700,000 [a]	700,000
Philadelphia School District, GO Notes, Refunding (Insured; MBIA, Inc.)	5.00	10/1/08	1,000,000	1,004,867
Philadelphia School District, TRAN (LOC; Bank of America)	4.50	6/27/08	750,000	751,208
Pottstown Borough Authority, Educational Facilities Revenue (The Hill School Project) (LOC; Allied Irish Banks)	1.62	6/7/08	650,000 [a]	650,000
Puttable Floating Option Tax Exempt Receipts (Montgomery County Redevelopment Authority, MFHR (Hunt Club Apartments)) (Liquidity Facility; FHLMC and LOC; FHLMC)	1.79	6/7/08	2,495,000 [a,b]	2,495,000
State Public School Building Authority, College Revenue (Westmoreland County Community College Project) (Insured; FSA)	2.50	10/15/08	290,000	290,530
State Public School Building Authority, College Revenue (Westmoreland County Community College Project) (Insured; FSA)	2.50	10/15/08	250,000	250,457

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
State Public School Building Authority, School LR (The School District of Philadelphia Project) (Insured; FSA)	4.00	6/1/08	1,000,000	1,000,000
State Public School Building Authority, School LR (The School District of Philadelphia Project) (Insured; FSA)	5.00	6/1/08	1,500,000	1,500,000
Susquehanna County Industrial Development Authority, IDR (Stabler Companies, Inc. Project) (LOC; Wachovia Bank)	1.82	6/7/08	5,670,000 [a]	5,670,000
Telford Industrial Development Authority, IDR (Ridgetop Associates Project) (LOC; Bank of America)	1.81	6/7/08	4,930,000 [a]	4,930,000
University of Pittsburgh of the Commonwealth System of Higher Education, Revenue, Refunding (University Capital Project) (Liquidity Facility; DEPFA Bank PLC)	1.63	6/7/08	1,100,000 [a]	1,100,000
University of Pittsburgh of the Commonwealth System of Higher Education, Revenue, Refunding (University Capital Project) (Liquidity Facility; DEPFA Bank PLC)	1.63	6/7/08	1,700,000 [a]	1,700,000
University of Pittsburgh of the Commonwealth System of Higher Education, Revenue, Refunding (University Capital Project) (Liquidity Facility; DEPFA Bank PLC)	1.63	6/7/08	1,400,000 [a]	1,400,000
University of Pittsburgh of the Commonwealth System of Higher Education, Revenue, Refunding (University Capital Project) (Liquidity Facility; DEPFA Bank PLC)	1.63	6/7/08	1,000,000 [a]	1,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Upper Saint Clair Township, GO Notes (Insured; FSA and Liquidity Facility; PNC Bank NA)	1.66	6/7/08	6,460,000 a	6,460,000
York County, GO Notes, TRAN	3.50	6/30/08	3,645,000	3,647,090
York Redevelopment Authority, Revenue (LOC; M&T Bank)	1.72	6/7/08	3,350,000 a	3,350,000
Total Investments (cost $301,745,018)			**101.1%**	**301,745,018**
Liabilities, Less Cash and Receivables			**(1.1%)**	**(3,281,181)**
Net Assets			**100.0%**	**298,463,837**

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2008, these securities amounted to $15,925,000 or 5.3% of net assets.*

[c] *Purchased on a delayed delivery basis.*

[d] *This security is prefunded; the date shown represents the prefunded date. Bonds which are prefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

Summary of Abbreviations

ABAG	Association of Bay Area Governments	**ACA**	American Capital Access
AGC	ACE Guaranty Corporation	**AGIC**	Asset Guaranty Insurance Company
AMBAC	American Municipal Bond Assurance Corporation	**ARRN**	Adjustable Rate Receipt Notes
BAN	Bond Anticipation Notes	**BIGI**	Bond Investors Guaranty Insurance
BPA	Bond Purchase Agreement	**CGIC**	Capital Guaranty Insurance Company
CIC	Continental Insurance Company	**CIFG**	CDC Ixis Financial Guaranty
CMAC	Capital Market Assurance Corporation	**COP**	Certificate of Participation
CP	Commercial Paper	**EDR**	Economic Development Revenue
EIR	Environmental Improvement Revenue	**FGIC**	Financial Guaranty Insurance Company
FHA	Federal Housing Administration	**FHLB**	Federal Home Loan Bank
FHLMC	Federal Home Loan Mortgage Corporation	**FNMA**	Federal National Mortgage Association
FSA	Financial Security Assurance	**GAN**	Grant Anticipation Notes
GIC	Guaranteed Investment Contract	**GNMA**	Government National Mortgage Association
GO	General Obligation	**HR**	Hospital Revenue
IDB	Industrial Development Board	**IDC**	Industrial Development Corporation
IDR	Industrial Development Revenue	**LOC**	Letter of Credit
LOR	Limited Obligation Revenue	**LR**	Lease Revenue
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
F1+,F1		VMIG1,MIG1,P1		SP1+,SP1,A1+,A1	64.0
AAA,AA,A [e]		Aaa,Aa,A [e]		AAA,AA,A [e]	14.7
Not Rated [f]		Not Rated [f]		Not Rated [f]	21.3
					100.0

[†]   *Based on total investments.*

[e]   *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*

[f]   *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

May 31, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	301,745,018	301,745,018
Interest receivable		1,434,961
Prepaid expenses		9,723
		303,189,702
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 2(b)		140,163
Cash overdraft due to Custodian		442,237
Payable for investment securities purchased		4,110,126
Payable for shares of Beneficial Interest redeemed		250
Accrued expenses		33,089
		4,725,865
Net Assets ($)		**298,463,837**
Composition of Net Assets ($):		
Paid-in capital		298,458,087
Accumulated net realized gain (loss) on investments		5,750
Net Assets ($)		**298,463,837**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		298,458,087
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended May 31, 2008 (Unaudited)

Investment Income ($):	
Interest Income	**3,809,474**
Expenses:	
Management fee–Note 2(a)	684,250
Professional fees	31,648
Shareholder servicing costs–Note 2(b)	29,280
Custodian fees–Note 2(b)	16,339
Trustees' fees and expenses–Note 2(c)	9,428
Registration fees	7,653
Prospectus and shareholders' reports	5,934
Miscellaneous	16,001
Total Expenses	**800,533**
Less–reduction in fees due to earnings credits–Note 1(b)	(11,002)
Net Expenses	**789,531**
Investment Income–Net	**3,019,943**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**4,189**
Net Increase in Net Assets Resulting from Operations	**3,024,132**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended May 31, 2008 (Unaudited)	Year Ended November 30, 2007
Operations ($):		
Investment income–net	3,019,943	6,570,320
Net realized gain (loss) on investments	4,189	1,561
Net Increase (Decrease) in Net Assets Resulting from Operations	**3,024,132**	**6,571,881**
Dividends to Shareholders from ($):		
Investment income–net	**(3,019,943)**	**(6,570,320)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	498,686,625	748,407,263
Dividends reinvested	2,976,295	6,511,680
Cost of shares redeemed	(439,313,171)	(718,985,056)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**62,349,749**	**35,933,887**
Total Increase (Decrease) in Net Assets	**62,353,938**	**35,935,448**
Net Assets ($):		
Beginning of Period	236,109,899	200,174,451
End of Period	**298,463,837**	**236,109,899**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended May 31, 2008 (Unaudited)	Year Ended November 30, 2007	2006	Two Months Ended November 30, 2005[a]	Year Ended September 30, 2005	2004	2003
Per Share Data ($):							
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:							
Investment income—net	.011	.031	.028	.004	.015	.004	.006
Distributions:							
Dividends from investment income—net	(.011)	(.031)	(.028)	(.004)	(.015)	(.004)	(.006)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.25[b]	3.15	2.87	2.21[b]	1.51	.44	.57
Ratios/Supplemental Data (%):							
Ratio of total expenses to average net assets	.59[b]	.61	.61	.66[b]	.64	.71	.73
Ratio of net expenses to average net assets	.58[b]	.61	.61	.66[b]	.64	.71[c]	.73
Ratio of net investment income to average net assets	2.21[b]	3.10	2.83	2.19[b]	1.68	.44	.57
Net Assets, end of period ($ x 1,000)	298,464	236,110	200,174	181,747	185,021	75,038	79,501

[a] The fund has changed its fiscal year end from September 30 to November 30.
[b] Annualized.
[c] Expense waivers and/or reimbursements amounted to less than .01%.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Pennsylvania Municipal Money Market Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal and Pennsylvania state income taxes as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the fund's investment adviser. MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value

Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

Various inputs are used in determining the value of the fund's investments relating to FAS 157.

These inputs are summarized in the three broad levels listed below.

Level 1—quoted prices in active markets for identical securities.

Level 2—other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3—significant unobservable inputs (including fund's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Act. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained from a quoted price in an active market, such securities are reflected as Level 2.

The following is a summary of the inputs used as of May 31, 2008 in valuing the fund's investments carried at fair value:

Valuation Inputs	Investments in Securities ($)
Level 1–Quoted Prices	0
Level 2–Other Significant Observable Inputs	301,745,018
Level 3–Significant Unobservable Inputs	0
Total	**301,745,018**

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is

earned from settlement date and recognized on the accrual basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended May 31, 2008.

As of and during the period ended May 31, 2008, the fund did not have any liabilities for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the three-year period ended November 30, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The tax character of distributions paid to shareholders during the fiscal year ended November 30, 2007 was all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At May 31, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended May 31, 2008, the fund was charged $15,055 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2008, the fund was charged $8,693 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended May 31, 2008, the fund was charged $704 pursuant to the cash management agreement.

The fund compensates The Bank of New York under a custody agreement for providing custodial services for the fund. During the period ended May 31, 2008, the fund was charged $16,339 pursuant to the custody agreement.

During the period ended May 31, 2008, the fund was charged $2,820 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $131,776 custodian fees $3,302 chief compliance officer fees $2,350 and transfer agency per account fees $2,735.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 3—Subsequent Event:

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

For More Information

Dreyfus Pennsylvania Municipal Money Market Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DPAXX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund will disclose daily, on www.dreyfus.com, the fund's complete schedule of holdings as of the end of the previous business day. The schedule of holdings will remain on the website until the fund files its Form N-Q or Form N-CSR for the period that includes the date of the posted holdings.

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2008, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0104SA0508